UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant's name)

c/o Beijing REIT Technology Development Co., Ltd.

Building B, 24th Floor, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

ReTo Eco-Solutions, Inc. (the “Company”) is filing this Report on Form 6-K to provide final voting results for its 2019 annual shareholder meeting. At the 2019 annual shareholder meeting held on October 29, 2019 at the Company’s corporate headquarters in Beijing, China, a quorum was present, and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on September 18, 2019. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected three (3) Class C directors to the Company’s Board of Directors to serve terms ending at the third succeeding annual meeting of stockholders in 2022 or until their respective successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withhold
Hengfang Li (Class C director)	11,614,301	33
Guangfeng Dao (Class C director)	11,614,301	33
Zhizhong Hu (Class C director)	11,614,301	33

2.	Shareholders ratified the selection of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. The votes regarding this proposal were as follows:

For	Against	Abstained
11,954,844	50	1

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: October 30, 2019

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